Exclusive Purchase Option Agreement

As of 5/4/2021

This exclusive purchase option agreement (the "Option Agreement") is made between VV
Markets, LLC ("Purchaser" or "us") and Bordeaux Index Ltd. ("Seller" or "you") with regard to
the assets described below (each individually an "Asset", collectively the "Assets").

Key Deal Points
- You will supply the Asset(s) to the Purchaser, and you have honestly and accurately
  represented the Asset(s) to the best of your knowledge and ability.
- We have agreed with you to a purchase price and form of consideration to be paid for
  each Asset, as outlined below.
- For a period of eight (8) weeks from the date of this Option Agreement (the "Period"),
  you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations
- You have the ability to supply the Assets listed in the Asset Table.
- Upon sourcing, you will store, maintain, and insure the Asset(s) as part of your inventory
  and consistent with the manner in which they were stored, maintained, and insured
  prior to the date of this Option Agreement.
- You will provide us with reasonable access to the Asset(s) for the creation of marketing
  materials. Marketing materials remain our property.
- You will not advertise the allocated cases or bottles of the Collection online, in print, on
  social media, or with a third-party dealer or listing service without our prior written
  agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove
  such listing or advertisement in its entirety, including any residual mention of item being
  "for sale".
- Upon the completion of the offering, you will continue to store, maintain, and insure the
  assets, in exchange for the payment of storage fees

The Results:
- Upon the successful completion of the relevant offering through the Vint platform, you
  will receive payment of the Consideration for the associated Asset, as outlined below,
  and we will assume title in, and take possession of, the Asset(s), unless otherwise
  mutually agreed by you and us.

Other:
- This Option Agreement may be modified or amended only with the prior written
  consent of both Purchaser and Seller.
- Bordeaux Index Ltd operates in the UK and uses the Great British Pound. In a scenario
  where the GBP/USD conversion rate changes materially during the option period, each
  party reserves the right to change the Total Acquisition Cost. Proper disclosure will be
  made if there is a change to the Total Acquisition Cost. A change of +500 basis points or
  -500 basis points constitutes a material conversion rate change.

Asset Table

St. Emilion Upgrade Collection			
Wine	**Vintage**	**Bottles**	**Notes**
Figeac	2009	48 x 750ml	Original Packaging
Figeac	2010	60 x 750ml	Original Packaging
Figeac	2015	48 x 750ml	Original Packaging
Figeac	2016	42 x 750ml	Original Packaging
Canon	2015	48 x 750ml	Original Packaging

Description:	St. Emilion Upgrade Collection
Total Acquisition Cost:	$56,800
Consideration:	
Cash (%)	$56,800 (100%)
Equity (%)	(0%)
Total	$56,800
Other Terms:	

Acknowledged and Agreed:

_____/s/ Nicholas King_____



VV Markets
Name: Nicholas King
Title: Chief Executive Officer

Seller
Name: Matthew O'Connell
Title: Director